CLIFTON STAR RESOURCES INC.

c/o 430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

905-726-8585

Clifton Star Progress Report on Drilling Features 2.91 g/t Over 134.0 Meters Gold Results on the Donchester Mine Property

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Aug. 20, 2008) - Clifton Star Resources Inc. (TSX VENTURE:CFO) ("Clifton Star") Vice President of Exploration, Fred Archibald P. Geo, OGQ reports on results of assay returns on drilling the Beattie, Donchester and Dumico Mine Properties in Duparquet township of Quebec.

Considerable core has yet to be logged and Clifton Star is actively interviewing geologists to handle the backlog. Presently four additional geologists are being retained to complete this job and Clifton Star will retain two upon completion.  Additional technologies are being reviewed to better visually communicate the various zones within this large property.

Harry Miller, Chairman, President and CEO commented: "We are delighted to welcome Philip Nolan, Q.C., to the Board of Directors of Clifton Star. Philip's legal experience in the province of Quebec will prove valuable as we move forward.  I would also like to take this opportunity to thank Barbara Thomae, P. Geo., and Mineralfields who recognized the property potential early on”.

Admitted to the Quebec bar in 1989, Philip Nolan, Q.C. is a partner from the prominent Lavery, de Billy law firm of Montreal. Mr. Nolan, who received his LL.B. from the Universite de Montreal in 1988 after receiving his B.A. from the University of Western Ontario in 1984, specializes in tax law. 200,000 share purchase options priced at $2.50 have been granted to Mr. Nolan subject to the approval of the TSX

Venture Exchange.

About Clifton Star Resources Inc.:

Clifton Star Resources Inc. (TSX VENTURE:CFO) ("Clifton Star") is a junior mining exploration company with a focus on six properties that have had historic production of gold, silver, copper and nickel. The portfolio consists of five properties near the Porcupine-Destor Fault in Quebec and one on the Manitoba Ontario border.

With seven diamond drills and well capitalized for the 2008 program, Clifton Star is developing four former gold producers in the vicinity of Duparquet, Quebec.  Clifton Star also has two base metal properties in its portfolio, one a former producer of copper and silver. A Humphrey Spiral concentrator is in operation to test the tailings for recoverability of the contained gold.

This news release has been reviewed by Fred Archibald, P. Geo, OGQ who is deemed to be a Qualified Person under NI43-101.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

For more info rmation, contact:

Harry Miller/ President

425.453.0355

Hacabell@hotmail.com

Investor Relations, contact:

Tracy Weslosky or Fred Cowans

Managing Partners,

Pro-edge consultants inc.

416.581.0177

Toll free: 806.544.9622

Info@pro-edge.com